Exhibit 15
TELVENT AND THE DMS GROUP FORM JOINT VENTURE
Madrid, May 9, 2008 — Telvent (NASDAQ: TLVT), the IT company for a sustainable and secure world, today announced that it is forming a new joint venture with the DMS Group LLC after eight years being partners. The new co-formed joint venture, named Telvent DMS LLC Novi Sad (Telvent DMS), will allow Telvent to have a direct input in DMS technology research and development plans, thereby aligning the product direction to further support Telvent’s Smart Grid initiative, bringing energy efficiency to the electric utility market.
The DMS Group, located within the science-technology part of the University in Novi Sad, Serbia, is an advanced IT company of more than 300 developers that has created the Distribution Management System (DMS) software product, a modern system that is already part of Telvent’s Smart Grid Solution (SGS) suite. The new Telvent DMS joint venture will be supported by a large team of expert engineers and development staff who, in cooperation with Telvent and its network of subsidiaries and affiliates worldwide, will continue to develop, enhance, market globally, implement, and support the DMS software product and other assets related to the DMS business.
Solutions for the Electric Utility Market
Specifically, the DMS software is a suite of real-time and study-mode electric network analysis applications designed to improve the efficiency and reliability of the electric distribution system. DMS applications can be used in conjunction with Telvent’s Supervisory Control and Data Acquisition (SCADA) systems to track actual network conditions, to test different scenarios in the safety of a simulated study-mode environment, as well as to provide an optimal distribution network operation within the SGS suite.
Telvent’s SGS Suite has now become unique in the market through full integration of OASyS SCADA, the geographic information system, ArcFM, the outage management Responder OMS, and DMS functionality. The integration allows our customers to respond to new distributed and renewable generation capacity coming on-line and to use volt/var control to add “virtual generation” to their network. Additionally, the SGS Suite enables them to implement effective demand response strategies at the consumer level, and thus, respond to all requirements of a modern distribution utility and maximize the business value. With all these functions, the energy efficiency through network management will be possible.
Telvent and DMS Group together have launched projects in over 100 control centers worldwide including in Tunisia (six control centers), in Italy for the ENEL utility (29 control centers), in Macedonia (28 control centers), in Serbia (17 control centers), as well as in other countries such as Peru, Paraguay, Costa Rica, Panama, Venezuela, Argentina, Mexico, Indonesia.
“This is a very important step for Telvent since it makes our SGS suite one of the strongest in the market, leveraging the excellence of our different components by working fully integrated. In addition, this transaction gives us access to an excellent cluster of talented people that will be incorporated to our Competency Centers Network. All in all, this is great news for our customers, whom will benefit from the full integration of the information to be able to make the right decisions. Harnessing the collective creativity, spirit and resources of both companies will allow us to further develop an attractive, comprehensive and sensible strategy for the electric utility market,” said Manuel Sánchez, Telvent’s Chairman and Chief Executive Officer.

About Telvent
Telvent (Nasdaq: TLVT), the IT company for a sustainable and secure world, specializes in high value-added products, services and integrated solutions for the Energy, Transportation, Environment and Public Administration industry segments, as well as Global Services. Its innovative technology and client-proven expertise enable the efficient and secure real-time management of operational and business processes for industry-leading companies worldwide. (www.telvent.com)
About DMS Group
DMS Group LLC is private IT Company for research, development and engineering in the field of the electrical power engineering management software. DMS Software encompasses a variety of analytical functions for calculation and optimization in the electrical industry, and provides the tools necessary for efficient monitoring, managing, and design and optimization of distribution systems.
Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. The information contained or incorporated in this Press Release contains forward-looking statements, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. A number of factors, including but not limited to those set forth under the heading “Business Risks” included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission on March 10, 2008, and other factors described from time to time in the Company’s other filings with the Securities and Exchange Commission, could cause actual conditions, events, or results to differ significantly from those described in the forward-looking statements. All forward-looking statements included in this Press Release are based on information available at the time of the report. The Company assumes no obligation to update any forward-looking statement.
Investor Relations Contact
Bárbara Zubiría
Tel. +34 902 335599
Email: barbara.zubiria@telvent.com
Lucía Domville
Tel. +1 646 284 9416
Email: ldomville@hfgcg.com